MINTZ LEVIN Daniel H. Follansbee | 617 348 4474 | dhfollansbee@mintz.com	One Financial Center Boston, MA 02111 617-542-6000 617-542-2241 fax www.mintz.com

August 24, 2015
VIA EDGAR SUBMISSION
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Sharon Blume, Accounting Branch Chief

Re:	QIAGEN N.V.
Form 20-F for the Year Ended December 31, 2014
Filed on March 2, 2015
File Number: 000-28564
Ladies and Gentlemen:
On behalf of QIAGEN N.V. (the “Company”), we are hereby filing with the Securities and Exchange Commission (the “Commission”) this letter in response to the comment contained in the letter dated August 13, 2015 from Sharon Blume, the Commission’s Accounting Branch Chief (the “Staff”) to Roland Sackers, the Company's Chief Financial Officer. The comment and response set forth below is keyed to the numbering of the comment and the headings used in the Staff's letter and are based upon information provided to Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. by the Company.
On behalf of the Company, we advise you as follows:
Form 20-F for the Fiscal Year Ended December 31, 2014
Notes to Consolidated Financial Statements
16. Income Taxes, page F-34

1.
Comment: Please provide us proposed disclosure to be included in future periodic reports that details what the line item tax impact exempt income represents in rate reconciliation and what countries it relates to.

Response: The Company acknowledges the Staff’s comment seeking expanded detail underlying the line item labelled “tax impact from exempt income.”  In addition to income which is fully exempt from any tax, included in this line item are amounts relating to foreign source income or loss in different jurisdictions that are either taxed at rates higher or lower than the statutory rates or for which the income is partially exempt due to specific

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
BOSTON | LONDON | LOS ANGELES | NEW YORK | SAN DIEGO | SAN FRANCISCO | STAMFORD | WASHINGTON

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. Securities and Exchange Commission August 24, 2015 Page 2

regulations in the respective jurisdiction. Further, the amount included certain deductions, such as those related to the United States IRC 199 for manufacturing deductions. The countries to which these amounts relate to are primarily the United States, Germany and Luxembourg.

Accordingly, based on an in-depth review following the Staff’s comment, we propose to include in future periodic reports:

•	the tax benefit only from income which is fully exempt on the line labelled “tax impact from exempt income.” This amount is due to fully non-taxable income primarily in the Netherlands;

•
the tax benefit of foreign source income or loss subject to tax at a rate higher or lower than the statutory rate or that is partially exempt due to various intercompany operating and financing activities, is presented together with amounts from subsidiaries taxed at different rates and renamed in a new separate line labelled “Taxation of foreign operations, net.” The tax benefits from foreign operations were primarily from the Company’s earnings in the United States, Germany and Luxembourg; and

•
for the tax benefit of certain government incentives including the United States IRC 199 manufacturing deduction, a new separate line labelled “Government incentives and other deductions,” which also includes the amounts for French and United States government incentives related to research and development.

The Company has carefully considered the Staff’s comment and proposes to expand its disclosure in future filings as marked below based on the Company’s 2014 disclosure.

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16. Income Taxes
Income before provision for income taxes for the years ended December 31, 2014, 2013 and 2012 consisted of:

(in thousands)	2014	2013	2012
Pretax income in The Netherlands	$(5,806)	$24,135	$27,222
Pretax income from foreign operations	124,320	13,203	117,931
	$118,514	$37,338	$145,153

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
BOSTON | LONDON | LOS ANGELES | NEW YORK | SAN DIEGO | SAN FRANCISCO | STAMFORD | WASHINGTON

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. Securities and Exchange Commission August 24, 2015 Page 3

The provisions for income taxes for the years ended December 31, 2014, 2013 and 2012 are as follows:

(in thousands)	2014	2013	2012
Current—The Netherlands	$936	$2,874	$3,271
—Foreign	41,667	33,452	35,112
	42,603	36,326	38,383
Deferred—The Netherlands	317	—	—
—Foreign	(41,608)	(68,086)	(22,767)
	(41,291)	(68,086)	(22,767)
Total provision for income taxes	$1,312	$(31,760)	$15,616

The Netherlands statutory income tax rate was 25% for the years ended December 31, 2014, 2013 and 2012. The principal items comprising the differences between income taxes computed at the Netherlands statutory rate and the effective tax rate for the years ended December 31, 2014, 2013 and 2012 are as follows:

	2014		2013		2012
(in thousands)	Amount	Percent	Amount	Percent	Amount	Percent
Income taxes at The Netherlands statutory rate	$29,628	25.0%	9,334	25.0%	$36,288	25.0%
~~Earnings of subsidiaries taxed at different rates~~ Taxation of foreign operations, net (1)	(29,959)	(25.3)	(31,826)	(85.2)	(20,687)	(14.3)
Tax impact from permanent items	9,339	7.9	6,219	16.7	4,854	3.4
Tax impact from tax exempt income (2)	(2,589)	(2.1)	(8,557)	(23.0)	(8,297)	(5.7)
Tax contingencies, net	4,409	3.7	1,986	5.3	2,729	1.9
Taxes due to changes in tax rates	330	0.3	(1,640)	(4.4)	(1,086)	(0.8)
Taxes due to changes in tax laws	—	—	—	—	2,697	1.9
~~Research and development~~ Government incentives and other deductions (3)	(8,617)	(7.3)	(5,931)	(15.9)	(3,986)	(2.7)
Restructuring	—	—	(872)	(2.3)	—	—
Prior year taxes	(1,950)	(1.7)	(888)	(2.4)	2,805	1.9
Other items, net	721	0.6	415	1.1	299	0.2
Total provision for income taxes	$1,312	1.1%	$(31,760)	(85.1)%	$15,616	10.8%

(1) Our effective tax rate reflects the benefit of our global operations where certain income or loss is taxed at rates higher or lower than the statutory Netherlands rate of 25% as well as the benefit of some income being partially exempt from income taxes due to various intercompany operating and financing activities. The most significant tax benefits from these activities were from the Company’s activities in the United States, Germany and Luxembourg.
(2) The tax impact from exempt income primarily reflects the Netherlands benefit of the 2006 and 2004 Notes discussed in Note 15 “Lines of Credit and Debt.” These notes were redeemed in 2014 and 2015, respectively, and accordingly the related income tax benefit of $2.6 million in 2014 and $4.6 million in 2013, will not continue to impact our future effective tax rate.
(3) Government incentives include favorable tax regulations primarily in France and the United States relating to research and development expense as well as the United States IRC Section 199 Domestic Manufacturing Deduction.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
BOSTON | LONDON | LOS ANGELES | NEW YORK | SAN DIEGO | SAN FRANCISCO | STAMFORD | WASHINGTON

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. Securities and Exchange Commission August 24, 2015 Page 4

[Remainder of the footnote unchanged]

As requested, this response letter has been filed on EDGAR under the form type CORRESP. The Company understands that the Commission may have additional comments after reviewing this letter.
In addition, as requested by the Staff, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the above responses will be acceptable to the Staff. If you have any questions or comments regarding the foregoing, kindly contact the undersigned at (617) 348-4474. Thank you for your time and attention.

Very truly yours,

/s/ Daniel H. Follansbee
Daniel H. Follansbee

cc: QIAGEN N.V.
Roland Sackers, Chief Financial Officer
Susan Stefanelli, Senior Director SEC Reporting
Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Jonathan L. Kravetz, Esq.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
BOSTON | LONDON | LOS ANGELES | NEW YORK | SAN DIEGO | SAN FRANCISCO | STAMFORD | WASHINGTON